____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER

2022

RECOVERY & GROWTH

PLAN EXECUTION & COMPANY TURNAROUND

2023-2026

GROWTH

CAPTURE EMBRAER'S FULL POTENTIAL

CONTINUOUS FOCUS ON ENTERPRISE EFFICIENCY AND INNOVATION:

- AIRCRAFT DELIVERED INCREASED BY 12.7% VS. 2021, EVEN WITH SUPPLY CHAIN CONSTRAINTS
- ALL BUSINESS UNITS REPORTED POSITIVE ADJUSTED EBIT, SURPASSING THE GUIDANCE
- SUBSTANTIAL COMPANY DELEVERAGE WITH A POSITIVE FREE CASH FLOW
- FIRM ORDER BACKLOG AT US$ 17.5 BILLION, US$ 500 MILLION HIGHER YEAR-OVER-YEAR
- OUTSTANDING PERFORMANCE IN EXECUTIVE AVIATION AND SEVERAL CAMPAIGNS IN COMMERCIAL AVIATION
- LISTING OF EVE AT THE NYSE

COMMITMENTS - PROGRESSES 2022

ENVIRONMENT

PRODUCT USE (SCOPE 3)

- Net-zero Aviation by 2050:
  - **"ENERGIA" aircraft concepts focused on hybrid electric and hydrogen electric**
  - **E2 100% SAF flight test**

OPERATIONS (SCOPE 1+2)

- Carbon neutral by 2040:
  - **100% renewable energy in Brazil by 2024**
  - **MoU with Raízen to produce SAF**

SOCIAL

- **56% diverse hires** in all entry level programs by 2025 (target 50%)
- **17% of women** in senior leadership positions by 2025 (target 20%)
- **1,100 participants enrolled** in the 2nd edition of the "Social Tech" training program – dedicated to black people
- **Great Place to Work** certification

GOVERNANCE

- **1st ranked** in corporate governance by "Época Negócios 360º yearbook"

4Q22 & FY2022 OPERATIONAL RESULTS

COMMERCIAL AVIATION

- Delivery of 30 jets (14 E175, 3 E190, 12 E195-E2 and 1 E190-E2) in 4Q22 reaching 57 jets in 2022 (+19% YoY)
- 60 aircraft sold in 2022 thereof 48 E195-E2, and strong market interest post-COVID in E2
- E2 Type Certification from Chinese Aviation Authority



-1.7%
1.1%
1,316
1,544
2021
2022
Adj. EBIT margin
Revenues (US$ MM)



E195-E2

EXECUTIVE AVIATION

- Delivery of 50 jets (33 light and 17 mid-size) in 4Q22 reaching 102 jets in 2022 (+10% YoY)
- Double certification of Phenom 300 MED (FAA and EASA)
- Strong demand across the portfolio and sustained level of sales



8.0%
12.2%
1,130
1,244
2021
2022
Adj. EBIT margin
Revenues (US$ MM)



PHENOM® 300E
BY EMBRAER
11 YEARS ON TOP

DEFENSE & SECURITY

- The Dutch government has announced that it has chosen to replace its fleet with 5 C-390 Millennium.
- Embraer and L3Harris partnered for the "Agile Tanker" KC-390 Millennium.
- Several ongoing sales campaigns.


3.8%
2.4%
594
448
2021
2022
Adj. EBIT margin
Revenues (US$ MM)



SERVICES & SUPPORT

- Renewals of contracts with Pool Program clients and additions of new clients in Commercial Aviation services.
- Backlog rose above 8.3% Y-o-Y
- About 2% impact in margins due to credit provisions


14.3%
12.8%
1,132
1,267
2021
2022
Adj. EBIT margin
Revenues (US$ MM)



EVE'S 2022 ACHIEVEMENTS

LARGEST AND MOST DIVERSIFIED BACKLOG IN THE INDUSTRY

$8.3 Bi Letters of Intent for up to **2,770** eVTOL AIRCRAFT


ANAC

FEBRUARY

FORMALIZATION OF EVTOL TYPE CERTIFICATION APPLICATION

RIO DE JANEIRO **CONCEPT OF OPERATIONS**

APRIL


RIO DE JANEIRO



MAY

EVE LISTED IN THE NYSE (EVEX)

PORSCHE PARTNERSHIP FOR MANUF., LOGISTICS AND SUPPLY CHAIN STRATEGY

MAY





JUNE

EVE'S LISBON **ADVISORY BOARD**

CABIN MOCKUP PRESENTATION

JULY





SEPTEMBER

UNITED AIRLINES PARTNERSHIP

CHICAGO **CONCEPT OF OPERATIONS**

SEPTEMBER


EVE CHICAGO XP


BNDES

DECEMBER

FINANCIAL SUPPORT FROM BRAZIL'S DEVELOPMENT BANK **(BNDES)**

4Q22 & FY2022 FINANCIAL RESULTS

AIRCRAFT DELIVERIES

COMMERCIAL AVIATION


2021: 48
2022: 57
+19% (YoY)
9
14
9
16
6
11
10
30
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22

Outlook 2022: 60 – 70

EXECUTIVE AVIATION


2021: 93
2022: 102
66 | 36
+10% (YoY)
LIGHT JETS
MID-SIZE JETS
10
3
12
8
14
7
26
13
6
2
12
9
15
8
33
17
1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22

Outlook 2022: 100 – 110

BACKLOG

US$ BILLION

+2.6%


0.8 Bi
+0.5 Bi
16.8
14.4
17.0
17.5
2019
2020
2021
2022


BREAKDOWN BY BUSINESS 2022
Commercial
S&S
15%
14%
D&S
49%
22%
Executive

NET REVENUES

US$ MILLION

+8.2%
(YoY)


BREAKDOWN BY BUSINESS 2022
Commercial
34%
28%
S&S
10%
D&S
27%
Executive


2021: 4,197
2022: 4,540
807
1,131
958
1,301
601
1,019
929
1,992
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

Outlook 2022: **US$ 4.5 – 5.0** Billion

ADJUSTED EBIT 4Q22/2022[1]

US$ MILLION


4.3%
5.4%
8.3%
56
50
166
4Q21
3Q22
4Q22
4.0%
6.0%
167
270
(101)
-2.7%
2020
2021
2022
ADJ. EBIT MARGIN
ADJ. EBIT

	4Q21	3Q22	4Q22	2020	2021	2022
REPORTED EBIT[2]	4.7% 60.6	1.2% 11.1	7.1% 141.8	-8.6% -323.4	4.8% 201.3	-2.4% -110.5

2022 Outlook: **3.5% - 4.5%**

ADJUSTED EBITDA 4Q22/2022[1]

US$ MILLION


8.2%
10.0%
11.5%
107
93
228
4Q21
3Q22
4Q22
2.2%
8.6%
10.1%
82
363
459
2020
2021
2022
ADJ. EBITDA MARGIN
ADJ. EBITDA

	4Q21	3Q22	4Q22	2020	2021	2022
REPORTED EBITDA	8.6% 111.4	5.8% 54.1	10.2% 203.9	-1.1% -39.6	9.5% 396.8	1.7% 78.2

2022 Outlook: **8.0% - 9.0%**

[1] Adjusted EBIT and Adjusted EBITDA does not consider EVE expenses.

SG&A 2022

US$ MILLION


337
379
448
143
153
177
194
226
271
2020
2021
2022
G&A
Selling

INVESTMENTS 2022

US$ MILLION


202
247
242
51
39
66
151
207
176
2020
2021
2022
CAPEX
R&D w/o EVE

[1]SG&A and R&D does not consider EVE.

ADJUSTED FCF 4Q22/2022

US$ MILLION

excludes Eve


+132MM
453
-92
584
4Q21
3Q22
4Q22
+248MM
-990
292
540
2020
2021
2022

2022 Outlook: **US$ 150 Million or Better**

ADJUSTED NET RESULTS 4Q22/2022[1]

US$ MILLION

excludes extraordinary items


4.4%
2.6%
2.2%
57
25
43
4Q21
3Q22
4Q22
-0.7%
0.8%
39
-29
-12.3%
-464
2020
2021
2022

	4Q21	3Q22	4Q22	2020	2021	2022
REPORTED NET RESULTS[2]	0.2% 2.1	-3.3% -30.2	1.1% 22.9	-19.4% -731.9	-1.1% -44.7	-4.1% -185.4
EPADS	0.01	-0.16	0.12	(3.98)	(0.24)	(1.01)

ADJ. NET RESULTS — ADJ. NET MARGIN

[1]Adjusted Net Income is calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items

LIQUIDITY

Liquidity **reinforced by better** FCF & EBIT

DELEVERAGING - US$ MILLION


-457MM
-824MM
4,027
1,407
3,203
950
2021
2022
GROSS DEBT
NET DEBT W/O EVE


20.7x
82
363
3.9x
459
2.1x
-1.8x
2020
2021
2022
NET DEBT W/O EVE/ ADJ. EBITDA
ADJ. EBITDA

MATURITIES - US$ MILLION


3,131
RCF
650
USD
2,347
R$
134
Cash
296
2023
318
18
300
2024
US$ 300MM
971
2025
13
2026
1,139
300
839
2027
765
>2028
Reprofiling
Maturities

2023 OUTLOOK – DOUBLE DIGIT GROWTH

DELIVERIES



COMMERCIAL AVIATION

65 - 70



EXECUTIVE AVIATION

120 - 130

REVENUES

US$ 5.2 – 5.7 BILLION

ADJ. EBIT MARGIN

6.4% - 7.4%

ADJ. EBITDA MARGIN

10.0% - 11.0%

FREE CASH FLOW

US$ 150 MILLION OR BETTER

Outlook excludes EVE

CLOSING REMARKS

FRANCISCO GOMES NETO - CEO

CLOSING REMARKS

Business turnaround concluded and focus on growth from now onwards

Enterprise efficiency, Innovation and ESG as key drivers for sustainable future

Several sales campaigns underway in all business units

New leadership structure set to accelerate growth


EMBRAER
F-300

EMBRAER

DISCLAIMER

This presentation includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market. The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this presentation might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.